

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 13, 2010

Mr. Boris Podolsky
Chief Financial Officer
CTC Media, Inc.
Pravda Street, 15A
125124 Moscow, Russia

Re: **CTC Media, Inc.**
           Form 10-K for fiscal year ended December 31, 2009
           Filed March 1, 2010
           File No. 000-52003

           Definitive Proxy Statement filed on Schedule 14A
           Filed on April 1, 2010
           File No. 000-52003

Dear Mr. Podolsky:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2009

General

1. We note the Company recently settled a legal proceeding brought against its former CEO, Mr. Alexander Rodnyansky for breaches of fiduciary duty and contractual obligations. Revise your disclosure to clarify the facts underlying the company's claims.

Item 7 – Management's Discussion and Analysis of Financial Condition and Result of Operations

Critical Accounting Policies
Accounting for acquisitions: goodwill and Intangible assets, page 44

2. We note that goodwill is 27% of the total assets as of December 31, 2009. In light of the significance of your goodwill balance and the impairment charges recorded in prior years, we believe you should provide more comprehensive disclosures in your critical accounting policies regarding your impairment testing policy. The disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of your goodwill. Specifically, for each reporting unit in which fair value is not substantially in excess of the carrying value we believe you should provide the following information:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Discussion of the degree of uncertainty associated with the key assumptions disclosed in Note 2 beginning at page F-13. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise, disclose if true, in your critical accounting policies and estimates section of MD&A that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

3. We note that broadcasting licenses and other indefinite lived intangible assets comprises for 19% of total assets as of December 31, 2009. In light of the significance of the balance of your indefinite lived assets and the impairment charges recorded in prior years, you should expand the disclosures in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of broadcasting licenses and other indefinite lived assets. For each unit of accounting (with a material license balance) that faces substantial risk of impairment, please disclose:

- The carrying amount of licenses and the percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.
- Description of the methods and key assumptions used to estimate fair value and how the key assumptions were determined. Addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flows associated with broadcasting

licenses. If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis.

- The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

Otherwise, disclose if true, in your critical accounting policies and estimates section of MD&A that none of your indefinite lived intangible assets is at risk of impairment.

4. We note that you took significant goodwill and intangible assets impairment charges of $232.7 million in the fiscal year 2008 and $18.7 million in the fiscal year 2009. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

5. Please provide us with the proposed disclosures which you intend to include in your next Form 10-K to comply with the above comments on the Company's impairment testing of the goodwill and Indefinite-lived Intangible assets not subjection to amortization.

Accounting for acquisitions; goodwill and other intangible assets, Page 44

6. We note that effective January 1, 2008 you changed your estimate for the useful lives of broadcasting licenses to indefinite. Tell us how you assessed each of the factors disclosed in Note 2 at page F-13 in evaluating the useful life of your broadcasting licenses. In your response please address the following:

- Describe the events or circumstances that changed since the prior review of useful lives;
- Discuss the criteria for renewals; and
- Discuss your experience with renewals of licenses or other evidence supporting the renewal without material modifications of the terms and conditions of the license.

Definitive Proxy Statement filed on Schedule 14A

Board Leadership Structure, page 11

7. Please indicate why the company has determined that its current board leadership structure is "particularly well-suited to representing the interests of all of [your] stockholders." Refer to Item 407(h) of Regulation S-K.

Philosophies and Objectives of Our Compensation Program, page 24

8. We note your disclosure that the Compensation Committee utilizes benchmarks provided by MTG, the Company's largest stockholder, to gain an understanding of competitive pay packages and the ratios of cash and equity compensation at other European media companies. It appears that the Compensation Committee uses the compensation data from these companies for benchmarking purposes. If so, you must identify the companies used. For purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify all the benchmarked companies. For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Annual Performance-Based Cash Bonuses, page 27

9. We note that annual cash bonuses are tied to the achievement of specified pre-established individual and company performance objectives. Please disclose, for each named executive officer, the target payouts, the performance targets and threshold levels for each performance goal. In our prior review of your 2007 Form 10-K, we note that you indicated that you would disclose your performance objectives in future filings. See Item 402(b)(2)(v), (vi) and (vii) of Regulation S-K.

10. Please revise to discuss the various factors considered by relevant supervisors when exercising discretion in the awarding of annual performance-based cash bonuses. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Additional Discretionary Cash Bonuses for 2009, page 32

11. Discuss why the additional discretionary cash bonuses were awarded at the discretion of the CEO rather than the Compensation Committee.

12. Disclose the specific financial and operating results and the performance objectives that led the Compensation Committee to award the exceptional discretionary bonuses for Mr. Murugov, Mr. Petrov and Mr. Kudryashov.

2009 Incentive Plan, page 33

13. We note the October 2009 grant of options included options to purchase an aggregate of 2,700,000 shares of common stock granted to the named executive officers. Revise to include the number of shares of common stock included in the December 2009 grant of options.

14. Disclose the specified performance criteria tied to the vesting of options subdivided in four equal sub-tranches and characterized as the "Performance-based Tranche."

15. Disclose the "external benchmarks" the Compensation Committee focuses on when setting performance objectives each year.

16. Discuss why the Compensation Committee granted the option to purchase an aggregate of 1 million shares to Mr. Murugov on October 22, 2009.

CEO Option Agreement, page 34

17. Disclose the specific cost-savings and revenue objectives for 2009 that were set out in Mr. Kudryashov's option agreement. Please confirm whether Mr. Kudryashov achieved the specified objectives.

2009 Summary Compensation Table, page 39

18. We note you have combined disclosure of bonus awards made to the named executive officers into one column titled "Bonus." However, a majority of the bonuses awarded to named executive officers in 2009 were awarded based upon the achievement of certain pre-established individual and company performance goals. Therefore, it appears that you should report these awards in your Summary Compensation Table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. If you disagree, please provide an analysis as to why you believe these amounts should be characterized as bonus awards rather than non-equity incentive plan awards. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Grants of Plan-Based Awards in Fiscal Year 2009, page 42

19. Revise the table to include the estimated future payouts under your non-equity and equity incentive plan awards. See Item 402(d)(2)(iii) and (iv) of Regulation S-K.

20. Revise your disclosure in footnote 1 to reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal Dharia, Senior Staff Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director